

Dennis Maliani, MBA-IT, PMP, CSM, ITIL

· 2nd

 Apothēka Systems I

 Harvard University

CEO Apothēka Systems | Emerging Technologies Enthusiast | Blockchain, AI, XR, IoT, Robotics, Genomics, Biometric etc.

Greater Los Angeles Area · 500+ connections · **Contact info**

Providing services

Brand Consulting, Business Consulting, Educational Consulting, Environmental Consulting, Finance Consu
HR Consulting, Healthcare Consulting, Management Consulting, Nonprofit Consulting, and Project…

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Experience



CEO
Apothēka Systems Inc.
2018 – Present · 2 yrs
Greater Los Angeles Area

Transforming Electronic Medical Records (EMRs) Platforms Into Secure Blockchain Eco-systems | AI, Blockchain, Cloud, Interoperability, IoT, SaaS | Use Cases: PHI Validation; Security/HIPAA; Physician Credentialing; Claims Adjudication; Interoperability

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Partner
Intervallo Consulting Group Inc. (ICG)
Jan 2010 – Present · 10 yrs 5 mos
Greater Los Angeles Area

Alliance, Ingenuity & Agility | www.icg-int.com

SERVICES: Executive Consulting, Management, Hi-Tech, Cloud, AI, Blockchain, Big data, Digita
Media, Cybersecurity, M&As (Mergers And Acquisitions), Internet of Things (IoT), M ...**see mor**



Founder
GlobalCrucible
Sep 2007 – Present · 12 yrs 9 mos
Los Angeles, California

Operations & Global virtual team management; Portfolio / Program management; Green /
Sustainability consulting.



Member
Beverly Hills Chamber of Commerce
Dec 2017 – Present · 2 yrs 6 mos
Beverly Hills, California

Business Community Member



Global Portfolio Manager (Back-fill Assignment)
Amgen
Apr 2016 – Dec 2017 · 1 yr 9 mos
Thousand Oaks, California

Corporate Global Initiatives (USA, Asia & Europe)
Transition / Succession Strategy & Execution, Mergers & Acquisitions, Leadership.

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Education



Harvard University
Cybersecurity
2017 – 2018

Legal | Risk | Compliance | Hi-tech

Best Management Practice - UK
ITIL
2012 – 2012

Platinum Edge
Certified Scrum Master (CSM) | Agile
2011 – 2011

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Volunteer Experience



Founder
GlobalCrucible
Sep 2007 – Present   •   12 yrs 9 mos
Environment



Branding Consultant
Tesla
Aug 2015 – Dec 2015   •   5 mos
Children

Affluent Attaché CHLA Fundraiser

https://evannex.com/blogs/news/74696837-tesla-supports-the-childrens-hospital-l-a-with-a-
stunning-winter-wonderland-charity-fashion-show

